Mail Stop 3561

January 16, 2007

Glenn C. Christenson
Executive Vice PresidentStation Casinos, Inc.
2411 West Sahara Avenue
Las Vegas, NV 89102

     Re: **Station Casinos, Inc.**
                File No. 0-21640
                Form 10-K: For the Year Ended December 31, 2005

Dear Mr. Christenson:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Michael Fay
Branch Chief